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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

For the quarterly period ended March 31, 2001

Xcel Energy Inc.
(Name of Registered Holding Company)

800 Nicollet Mall, Minneapolis, Minnesota 55402
(Address of Principal Executives Offices)

Inquires concerning this Form U-9C-3 may be directed to either:

David E. Ripka
Vice President and Controller
Xcel Energy Inc.
414 Nicollet Mall
Minneapolis, MN 55401
(612) 330-2958

or

Scott Wilensky
Associate General Counsel
Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, MN 55402
(612) 215-4590

XCEL ENERGY INC.

FORM U-9C-3

For the Quarter Ended March 31, 2001

Item 1.—ORGANIZATION CHART

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Organization	Percentage Of Voting Securities Held	Nature Of Business
Xcel Energy Inc. ("Xcel Energy")
Xcel Energy Retail Holdings Inc.(a)
Natural Station Equipment LLC	Energy related	January 1, 1999	DE	100%	Engages in natural gas distribution
Xcel Energy Cadence Inc.(a)	Energy related	August 28, 1997	CO	100%	Holds energy-related company
Cadence Network Inc.	Energy related	September 3, 1997	DE	22.22%	Energy management and consulting services; also brokering and marketing of energy commodities
Planergy International Inc.(a)	Energy related	January 2, 1990	TX	100%	Energy service to commercial and industrial customers
Planergy (Delaware) Inc.(a)	Energy related	September, 26 1996	DE	100%	No significant operations
Planergy Services Inc.(a)	Energy related	July 30, 1987	DE	100%	Industrial energy audits
Planergy Services of California Inc.	Energy related	November 6, 1984	CA	100%	No significant operations
Planergy Capital Associates Inc.	Energy related	June 19, 1981	CA	100%	No significant operations
Planergy Energy Services Corp.	Energy related	July 30, 1987	DE	100%	No significant operations
Planergy Services of Houston Inc.	Energy related	July 30, 1987	DE	100%	No significant operations
Planergy Services USA Inc.	Energy related	July 30, 1987	DE	100%	No significant operations
Planergy Services of Texas Inc.	Energy related	July 30, 1987	DE	100%	No significant operations
Planergy Midwest Inc.	Energy related	December 7, 2000	DE	100%	No significant operations
Planergy New York Inc.*	Energy related	February 20, 1991	NY	100%	Inactive
Planergy Inc.(a)	Energy related	August 19, 1977	TX	100%	Energy service company
Planergy Limited	Energy related	May 13, 1997	Canada	100%	Energy service company
Energy Masters International Inc.	Energy related	August 20, 1993	MN	100%	Provides energy marketingand performance contracting services
e prime Energy Marketing Inc.	Energy related	March 3, 1997	CO	100%	Provides energy-related services
e prime Florida Inc.	Energy related	October 18, 1999	CO	100%	Provides retail gas marketing services
e prime Georgia Inc.	Energy related	June 10, 1999	GA	100%	Provides retail gas marketing services
Xcel Energy Ventures Inc.(a)
Ultra Power Technologies	Energy related	October 10, 1997	MN	100%	Inactive entity previously involved in the testing of underground electric cable.
Texas-Ohio Pipeline Inc.	Energy related	June 22, 1990	TX	100%	Owns and operates gas pipeline
Xcel Energy Wholesale Group Inc.(a)
NRG Energy Inc.(a)	Energy related	May 29, 1992	DE	100%	Develops, organizes, owns and operates non- regulated energy-related businesses
NRG Power Marketing Inc.	Energy related	August 18, 1997	DE	100%	Established to maximize the utilization and return of NRG's generation assets and to mitigate the risk associated with those assets.
NRG PacGen Inc.(a)	Energy related	October 28, 1997	DE	100%	Owns interests in cogeneration and competitive power producing projects.
Pacific Generation Company(a)	Energy related	August 3, 1984	OR	100%	Domestic holding company acquired by NRG; also a limited partner in Camas Power Boiler Limited Partnership
Camas Power Boiler Limited Partnership	Energy related	February 6, 1990	OR	100%	Owns waste-wood fired steam boiler in Camas paper mill in Washington
Camas Power Boiler Inc.	Energy related	February 6, 1990	OR	100%	General partner in Camas Boiler Limited Partnership
ESOCO Crockett Inc.	Energy related	December 9, 1992	OR	100%	Operates Crockett cogeneration facility in California
Energy National Inc.(a)	Energy related	September 13, 1984	UT	100%	Holding company
Pacific Generation Resources Company	Energy related	November 21, 1991	OR	100%	Domestic holding company which holds limited partner interest in Long Island Cogeneration
Penobscot Energy Recovery Company	Energy related	August 15, 1985	ME	35.68%	Owns waste-to-energy facility in Orrington, Maine
Maine Energy Recovery Co.	Energy related	June 30, 1983	ME	16%	Owns waste-to-energy facility in Maine
Pacific Orrington Energy Inc.(a)	Energy related	November 24, 1992	OR	100%	Holds general and limited partner interests in Orrington Waste LTD, Limited Partnership
Orrington Waste LTD, Limited Partnership	Energy related	January 13, 1993	OR	17%	Provides waste disposal services to municipalities to be delivered to waste disposal operators in Maine
ESOCO Inc.(a)	Energy related	February 1, 1989	UT	100%	Domestic holding company for individual ESOCO O&M companies
ESOCO Orrington Inc.	Energy related	February 1, 1989	UT	100%	Operates Penobscot Energy Recovery Company in Maine
Pacific Crockett Holdings Inc.	Energy related	February 14, 1991	OR	100%	Domestic holding company for Pacific Crockett Energy Inc.

ENI Crockett Limited Partnership(a)	Energy related	April 10, 1995	OR	100%	Limited partner in Crockett Cogeneration, a California Limited Partnership
Pacific Crockett Energy Inc.	Energy related	February 6, 1997	UT	100%	General partner in Crockett Cogeneration, a California Limited Partnership
ONSITE Energy Inc.(a)	Energy related	January 22, 1986	OR	100%	Domestic holding company of ONSITE Soledad Inc. and ONSITE Marianas Corporation; also indirectly holds general partner interest in Mt. Poso project and limited partner interest in Turner Falls project
Pacific-Mt. Poso Corporation	Energy related	June 8, 1997	OR	100%	General partner in Mt. Poso Cogeneration Company, a California Limited Partnership
Turner Falls Limited Partnership	Energy related		MA	9%	Owns Turner Falls cogeneration facility in Massachusetts
Pacific Generation Holdings Co.	Energy related	January 12, 1995	OR	100%	Domestic holding company for Pacific Generation Funding and Pacific Recycling Inc.
Graystone Corporation(a)	Energy related	May 25, 1989	MN	100%	General partner in Louisiana Energy Services LP
Le Paz Incorporated	Energy related	June 1, 1990	MN	100%	Limited partner in Louisiana Energy Services LP
NRG Cadillac Inc.(a)	Energy related	April 15, 1997	DE	100%	Domestic holding company in Cadillac Renewable Energy LLC
Cadillac Renewable Energy LLC	Energy related	February 27, 1997	DE	100%	Owns wood-fired electric generation plant in Mich
O'Brien Cogeneration Inc II	Energy related	December 31, 1985	DE	100%	Owns and/or operates cogeneration facilities.
NEO Corporation (NEO)(a)	Energy related	May 27, 1993	MN	100%	Develops, owns and operates landfill gas, hydroelectric and small cogeneration projects in the U.S.
NEO Chester-Gen LLC	Energy related	July 13, 2000	DE	100%	Owns 3.4 MW cogeneration facility at Crozer Chester Hospital in Chester, Pennsylvania
NEO Freehold-Gen LLC	Energy related	July 13, 2000	DE	100%	Formed to acquire landfill gas project
NEO Toledo-Gen LLC	Energy related	July 13, 2000	DE	100%	Owns 1.0 MW cogeneration facility at Riverside Hospital in Toledo, Ohio
NEO Landfill Gas Holdings Inc.	Energy related	April 8, 1996	DE	100%	Domestic holding company-provides O&M services for landfill gas projects
Four Hills LLC	Energy related	August 19, 1996	DE	50%	Landfill gas collection system for Nashua project in New Hampshire
NEO Burnsville LLC	Energy related	October 25, 1996	DE	100%	Landfill gas collection system for Edward Kraemer landfill in Minnesota
NEO Corona LLC	Energy related	January 8, 1997	DE	100%	Landfill gas collection system for O'Brien project in California
NEO Erie LLC	Energy related	August 17, 1999	DE	100%	Landfill gas collection system for project in Denver
NEO Ft Smith LLC	Energy related	October 14, 1997	DE	100%	Landfill gas collection system for project in Arkansas
NEO Hackensack LLC	Energy related	January 6, 1997	DE	100%	Landfill gas collection system for HMDC/Balefill/Kingsland
NEO Martinez LLC	Energy related	August 18, 1999	DE	100%	Landfill gas collection system for project in California
NEO Nashville LLC	Energy related	June 20, 1997	DE	100%	Landfill gas collection system for project in Tenn.
NEO Northern Tier LLC	Energy related	March 11, 1997	DE	100%	Landfill gas collection system for project in Pennsylvania
NEO Phoenix LLC	Energy related	January 4, 1996	DE	100%	Landfill gas collection system for project in Arizona
NEO Prima Deshecha LLC	Energy related	January 16, 1997	DE	100%	Landfill gas collection system for project in Orange County, California
NEO Riverside LLC	Energy related	December 19, 1996	DE	100%	Landfill gas collection system for project in California
NEO SKB LLC	Energy related	October 14, 1997	DE	100%	Landfill gas collection system for project in Pennsylvania
NEO Tajiguas LLC	Energy related	December 5, 1995	DE	100%	Landfill gas collection system for project in Santa Barbara, California
NEO Woodville LLC	Energy related	February 11, 1998	DE	100%	Landfill gas collection system for project in California
NEO El Sobrante LLC	Energy related	February 10, 2000	DE	100%	Landfill gas collection system
NEO Tri-Cities LLC	Energy related	February 10, 2000	DE	100%	Landfill gas collection system for project in Fremont, California

NEO San Bernardino LLC(a)	Energy related	June 26, 1998	DE	100%	Landfill gas collection system for project in California
San Bernardino Landfill Gas Limited Partnership	Energy related	September 18, 1997	DE	95%	Limited partner to landfill gas collection system for project in California
NEO MESI LLC(a)	Energy related	October 12, 1999	DE	100%	Holding company for project company in the business of producing and selling synthetic fuel from Ken West terminal in Catlettsburg, Boyd County Kentucky on the Big Sandy River
MESI Fuel Station #1 LLC	Energy related	October 28, 1999	DE	50%	Owns synthetic coal processing facility in Kentucky
NEO ECO 11 LLC	Energy related	May 9, 2000	DE	100%	Formed to acquire landfill gas project
Minnesota Methane II LLC(a)	Energy related	April 8, 1997	DE	50%	Owns and operates original 3 NEO/Ziegler landfill gas projects
MM Burnsville Energy LLC	Energy related	October 14, 1997	DE	50%	Landfill gas fueled power generation for Edward Kraemer landfill in Minnesota
Suncook Energy LLC	Energy related	October 14, 1997	DE	50%	Landfill gas fueled power generation for Nashua project in New Hampshire
Landfill Power LLC	Energy related	May 2, 1994	WY	50%	Owns and operates Flying Cloud landfill gas fueled power generation facility in Minnesota
Minnesota Methane LLC	Energy related	September 21, 1998	WY	50%	Owns and operates 18 landfill gas projects in the U.S.
MM Albany Energy LLC	Energy related	January 8, 1997	DE	50%	Landfill gas fueled power generation for project in New York
MM Biogas Power LLC	Energy related	April 8, 1996	DE	50%	Domestic holding company-owns 100% interest in landfill gas fueled power generation projects not yet financed
MM Corona Energy LLC	Energy related	January 8, 1997	DE	50%	Landfill gas fueled power generation for O'Brien projects in California
MM Cuyahoga Energy LLC	Energy related	June 18, 1997	DE	50%	Landfill gas fueled power generation project in Ohio
MM Erie Power LLC	Energy related	August 17, 1999	DE	50%	Landfill gas fueled power generation for project in Denver, Colorado
MM Hackensack Energy LLC	Energy related	April 8, 1997	DE	50%	Landfill gas fueled power generation for HMDC/Balefill/Kingsland O'Brien project in New Jersey
MM Hartford Energy LLC	Energy related	May 16, 1997	DE	50%	Landfill gas fueled power generation for project in Connecticut
MM Lopez Energy LLC	Energy related	December 13, 1996	DE	50%	Landfill gas fueled power generation for Lopez Canyon project in Los Angeles, California
MM Lowell Energy LLC	Energy related	January 8, 1997	DE	50%	Landfill gas fueled power generation for project in Massachusetts
MM Martinez Energy LLC	Energy related	August 17, 1999	DE	50%	Landfill gas fueled power generation for project in California
MM Nashville Energy LLC	Energy related	June 20, 1997	DE	50%	Landfill gas fueled power generation for project in Tennessee
MM Northern Tier Energy LLC	Energy related	March 11, 1997	DE	50%	Landfill gas fueled power generation for project in Pennsylvania
MM Phoenix Energy LLC	Energy related	January 20, 1998	DE	50%	Landfill gas fueled power generation for project in Arizona
MM Prima Deshecha Energy LLC	Energy related	January 8, 1997	DE	50%	Landfill gas fueled power generation for project in Orange County, California
MM Prince William Energy LLC	Energy related	June 18, 1997	DE	50%	Landfill gas fueled power generation for project in Virginia
MM Riverside LLC	Energy related	December 19, 1996	DE	50%	Landfill gas fueled power generation for project in California
MM San Diego LLC	Energy related	January 8, 1997	DE	50%	Landfill gas fueled power generation for Miramar project in California
MM SKB Energy LLC	Energy related	June 20, 1997	DE	50%	Landfill gas fueled power generation for project in Pennsylvania
MM Spokane Energy LLC	Energy related	January 8, 1997	DE	50%	Landfill gas fueled power generation for project in Washington
MM Tacoma LLC	Energy related	December 19, 1996	DE	50%	Landfill gas fueled power generation for project in Washington
MM Tajiguas Energy LLC	Energy related	January 20, 1998	DE	50%	Landfill gas fueled power generation for project in California
MM Taunton Energy LLC	Energy related	January 8, 1997	DE	50%	Landfill gas fueled power generation for project in Massachusetts
MM Tomoka Farms Energy LLC	Energy related	March 11, 1997	DE	50%	Landfill gas fueled power generation for project in Florida

MM Tri-Cities Energy LLC	Energy related	February 10, 2000	DE	50%	Landfill gas power generation in Fremont, CA
MM Tulare Energy LLC	Energy related	May 16, 1997	DE	50%	Landfill gas fueled power generation for Visalia project in California
MM West Covina LLC	Energy related	December 4, 1995	DE	50%	Landfill gas fueled power generation for BKK project in California
MM Woodville Energy LLC	Energy related	February 11, 1998	DE	50%	Landfill gas fueled power generation for project in California
MM Yolo Power LLC	Energy related	February 14, 1996	DE	50%	Landfill gas fueled power generation for Visalia project in California
MMSB Transco Holdings LLC	Energy related	December 30, 1998	DE	50%	Transport landfill gas for resale
NEO Landfill Gas Inc.	Energy related	April 8, 1996	DE	100%	Domestic holding company-holds 99% interest in landfill gas collection system projects.
Northbrook Acquisition Corp.	Energy related	December 23, 1994	DE	50%	Domestic holding company in STS Hydropower
Northbrook Carolina Hydro LLC	Energy related	October 5, 1995	DE	50%	Owns and operates hydroelectric power plants in North Carolina and South Carolina
Northbrook Energy LLC	Energy related	November 4, 1994	DE	50%	Develops hydroelectric power projects in the US
Northbrook New York LLC	Energy related	June 21, 1999	DE	30%	Holds interest in Northbrook Acquisition Corp
O'Brien Biogas (Mazzaro) Inc	Energy related	February 26, 1990	DE	50%	Landfill gas collection system for project in Pennsylvania
O'Brien Biogas IV LLC	Energy related	July 8, 1997	DE	50%	Landfill gas fueled power generation for Edgeboro project in New Jersey
O'Brien Standby Power Energy Inc	Energy related	December 6, 1988	DE	50%	Landfill gas fueled power generation for SKB project in Pennsylvania
STS Hydropower LTD(a)	Energy related	August 11, 1987	MI	50%	Owns and operates hydroelectric projects in California, Colorado, Michigan, Virginia and Wash.
NEO Albany LLC	Energy related	September 12, 1995	DE	100%	Landfill gas collection system for project in NY
NEO Cuyahoga LLC	Energy related	October 31, 1996	DE	100%	Landfill gas collection system for project in Ohio
NEO Edgeboro LLC	Energy related	January 6, 1997	DE	100%	Landfill gas collection system for O'Brien project in New Jersey
NEO Fitchburg LLC	Energy related	January 16, 1997	DE	100%	Landfill gas collection system for project in Massachusetts
NEO Hartford LLC	Energy related	October 13, 1995	DE	100%	Landfill gas collection system for project in Connecticut
NEO Lopez Canyon LLC	Energy related	January 4, 1996	DE	100%	Landfill gas collection system for project in California
NEO Lowell LLC	Energy related	January 16, 1997	DE	100%	Landfill gas collection system for project in Massachusetts
NEO Prince William LLC	Energy related	October 30, 1996	DE	100%	Landfill gas collection system for project in Virginia
NEO San Diego LLC	Energy related	October 12, 1995	DE	100%	Landfill gas collection system for Miramar project in California
NEO Spokane LLC	Energy related	November 22, 1995	DE	100%	Landfill gas collection system for project in Washington
NEO Tacoma LLC	Energy related	December 5, 1995	DE	100%	Landfill gas collection system for project in Washington
NEO Taunton LLC	Energy related	January 16, 1997	DE	100%	Landfill gas collection system for project in Massachusetts
NEO Tomoka Farms LLC	Energy related	December 5, 1995	DE	100%	Landfill gas collection system of Volusia project in Florida
NEO Tulare LLC	Energy related	December 5, 1995	DE	100%	Landfill gas collection system for Visalia project in California
NEO West Covina LLC	Energy related	July 16, 1997	DE	100%	Landfill gas collection system for BKK project in California
NEO Yolo LLC	Energy related	December 23, 1996	DE	100%	Landfill gas collection system for project in California
NRG Thermal Corporation(a)	Energy related	October 25, 1999	DE	100%	Provides district heating and cooling systems in several cities in the U.S.
NRG Energy Center Minneapolis LLC	Energy related	October 27, 1999	DE	100%	Owns and operates the district heating and cooling system serving customers in the downtown Minneapolis area

NRG Energy Center San Diego LLC	Energy related	October 27, 1999	DE	100%	Formed to own and operate San Diego Power & Cooling, a chilled water plant serving customers in downtown San Diego area
NRG Energy Center Rock Tenn LLC	Energy related	October 27, 1999	DE	100%	Owns assets in connection with the sale of steam to Rock-Tenn Corporation in St. Paul
NRG Energy Center Grand Forks LLC	Energy related	October 27, 1999	DE	100%	Owns assets in connection with a contract to provide steam at the Grand Forks Air Force Base
NRG Energy Center Paxton Inc.	Energy related	April 25, 2000	DE	100%	Formed to own interest in cogeneration facility and sell steam to NRG Energy Center Harrisburg Inc.
NRG Energy Center Washco LLC	Energy related	October 27, 1999	DE	100%	Owns assets in connection with the sale of steam to Anderson Corporation and the State of Minnesota Correctional Facility
NRG Energy Center Dover LLC	Energy related	July 12, 2000	DE	100%	Own 18 MW cogeneration facility and 80 MW expansion project in Dover, Delaware
NRG Thermal Services Inc.	Energy related	July 5, 2000	DE	100%	This entity formed to hold the chiller plant assets and diesel services business for NRG Energy Center Harrisburg Inc.
NRG Energy Center Pittsburgh LLC	Energy related	October 27, 1999	DE	100%	Formed to own and operate the Pittsburgh Thermal district heating and cooling plant which currently serves approx 25 customers in the Pittsburgh area.
NRG Energy Center San Francisco LLC	Energy related	July 30, 1991	DE	48.09%	Provides district heating and cooling services in California
Utility Engineering Corporation (UE)(a)	Energy related	August 14, 1985	TX	100%	Holds energy-related companies and is engaged in engineering, design and construction management, and invests in developing cogeneration and energy-related projects
Quixx Corporation(a)	Energy related	August 14, 1985	TX	100%	Invests in developing cogeneration and energy-related projects
Quixxlin Corporation(a)	Energy related	July 16, 1997	DE	100%	Owns .5% general partnership interest in Quixx Linden
Quixx Linden (GP)	Energy related	June 25, 1996	TX	0.50%	Owns and operates gas-fired cogeneration facility
Quixx Linden (LP)	Energy related	June 25, 1996	TX	49.5%	Owns and operates gas-fired cogeneration facility
Xcel Energy Markets Holdings Inc.(a)	Holding company for subsidiaries providing energy marketing services
e prime Inc.(a)	Energy related	January 30,1995	CO	100%	Holds energy-related companies and engages in energy marketing, trading and providing energy services
Young Gas Storage Company(a)	Energy related	July 6, 1993	DE	100%	Hold energy-related company
Young Gas Storage Company Ltd.	Energy related	June 30, 1993	CO	47.5%	Owns & operates underground gas storage facilities
Johnstown Cogeneration Company LLC	Energy related	February 8, 1996	CO	50%	Operates cogeneration facility
Viking Gas Transmission Company	Gas related	February 2, 1988	DE	100%	Natural gas transmission
NSP-Minnesota(a)
NSP Nuclear Corporation(a)	Energy related	November 19, 1999	MN	100%	Owns 20% interest in Nuclear Management Co.
Nuclear Management Company LLC	Energy related	February 26, 1999	WI	20%	Nuclear operating company that manages several nuclear plants for 5 different utilities.
Private Fuel Storage LLC	Energy related	September 6, 1995	DE	12.5%	Storage facility of spent nuclear fuel in Utah

(a)
Directly and/or indirectly holds securities in energy-related companies.

LP: Limited Partner, GP: General Partner.

Narrative Description of Activities for Reporting Period

    Xcel Energy Cadence Inc.—Holds interest in Cadence Network Inc. Cadence Network Inc. provides a single source for both energy management services and products designed to lower energy costs for national companies that operate at multiple locations.

    Planergy International Inc. and subsidiaries—Planergy International Inc. consists of operating subsidiaries providing energy management, consulting and demand side management services to industrial, commercial, utility and municipal customers.

    Quixx Linden LP—Quixx Linden LP owns a 23 Mw natural gas fired cogeneration facility in Linden, New Jersey. Quixxlin Corporation, a wholly-owned subsidiary of Quixx, holds a 0.5% general partnership interest in this partnership. Quixx also directly holds a 49.5% limited partnership interest in Quixx Linden, L.P.

    Utility Engineering Corporation—Utility Engineering Corporation is engaged in engineering, design, construction management and other miscellaneous services. On January 1, 2000, UE acquired Quixx Corporation and its subsidiaries from NC Enterprises. Quixx's primary business is investing in and developing cogeneration and energy-related projects. Quixx also holds water rights and certain other non-utility assets. Quixx currently has several subsidiaries, most of which hold interests in various energy-related investments.

    Natural Station Equipment LLC ("STATCO")—STATCO assembles, packages and sells equipment (large compressors, heavy steel storage vessels, and fuel dispensers) to the national and international natural gas industry for their construction and operation of natural gas fueling stations.

    e prime Inc.("e prime")—e prime provides energy related products and services (directly and through its subsidiaries) which include, but are not limited to, energy marketing and trading and energy consulting. Also, e prime owns Young Gas Storage Company, which has a 47.5% interest in Young Gas Storage Company Ltd.

    Johnstown Cogeneration Company LLC ("Johnstown")—Johnstown is an electric cogeneration facility which e prime owns a 50% general partnership interest.

    Nuclear Management Company—Nuclear operating company that manages several nuclear plants for 5 different utilities.

    Ultra Power Technologies—Inactive entity previously involved in the testing of underground electric cable.

    Viking Gas Transmission Company—Gas transmission pipeline company.

    NEO Corporation—Develops, owns and operates landfill gas, hydroelectric and small cogeneration projects in the U.S.

    NRG Thermal Corporation—Provides district heating and cooling systems in several cities in the U.S.

    NRG Power Marketing Inc.—Established to maximize the utilization and return of NRG's generation assets and to mitigate the risk associated with those assets. NRG Power Marketing purchases and markets energy and energy related commodities including electricity, natural gas, oil, coal and emission allowances.

    O'Brien Cogeneration Inc. II—Owns and/or operates cogeneration facilities.

    Graystone Corporation—General partner in Louisiana Energy Services LP which provides uranium enrichment services.

    NRG Cadillac Inc.—Owns a portion of Cadillac Renewable Energy LLC. Which owns a 38 Mw wood fired plant located in Cadillac, Michigan.

    NRG PacGen Inc.—Owns interests in cogeneration and competitive power producing projects.

Item 2.—ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTION

ISSUANCES AND RENEWALS OF SECURITIES (in thousands of dollars):

Company Issuing security	Type of security issued	Principal amount of security	Issue or renewal	Cost of capital	Person to whom security was issued	Collateral given with security	Consideration received for each security
Planergy Group	ST Debt	$4,931	Renewal	6.16%	Xcel Energy Retail	None	$4,931
Natural Station LLC	ST Debt	282	Renewal	6.16%	Xcel Energy Retail	None	282
Cadence Inc.	ST Debt	876	Renewal	6.16%	Xcel Energy Retail	None	876

CAPITAL CONTRIBUTIONS (in thousands of dollars):

Company Contributing Capital	Company Receiving Capital	Amount of Capital Contribution
NRG Energy Inc.	NEO San Bernardino LLC	$330
NRG Energy Inc.	Penobscot Energy Recovery Co.	31,185
NRG Energy Inc.	MM Biogas Power LLC	140

Item 3.—ASSOCIATED TRANSACTIONS

Part I.—Transactions performed by reporting companies on behalf of associate companies (in thousands of dollars).

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
Utility Engineering Corp.	PSCo	Engineering/Utility Professional Services	$6,457	$—	$—	$6,457
Utility Engineering Corp.	Southwestern Public Service Co.	Engineering/Utility Professional Services	1,122	—	—	1,122
Utility Engineering Corp.	Xcel Energy Services Inc.	Engineering/Utility Professional Services	262	—	—	262
Utility Engineering Corp.	NRG Energy, Inc.	Engineering/Utility Professional Services	45	—	—	45
Utility Engineering Corp.	Northern States Power Company	Engineering/Utility Professional Services	1,532	—	—	1,532
e prime Inc.	PSCo	Gas purchased	17,768	—	—	17,768
Viking Gas Transmission Co.	NSP-Minnesota	Gas transportation services	1,209	—	—	1,209
Viking Gas Transmission Co.	NSP-Wisconsin	Gas transportation services	653	—	—	653

Part II.—Transactions performed by associate companies on behalf of reporting companies (in thousands of dollars).

Reporting Company Receiving Services	Associate Company Rendering Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost Of Capital	Total Amount Billed
Cadence Network Inc.	Xcel Energy Services Inc.	Administrative support; mgmt services	$6	$3	$1	$10
Planergy International Inc.	Xcel Energy Services Inc.	Administrative support; mgmt services	624	(97)	181	708
Quixx Linden LP	Quixx Power Services	Power plant operating management fee and expenses	381	—	—	381
Quixx Linden LP	Quixx Corporation	Partnership management fee	25	—	—	25
Utility Engineering Corporation	Xcel Energy Services Inc.	Administrative support; mgmt services	3,545	1,976	173	5,694
Natural Station Equipment LLC	Xcel Energy Services Inc.	Administrative support; mgmt services	203	(67)	67	203
e prime Inc.	Xcel Energy Services Inc.	Administrative support; mgmt services	1,233	602	15	1,850
e prime Inc.	PSCo	Gas transportation services	9	—	—	9
e prime Inc.	PSCo	Compressor—Usage	10	—	—	10
NRG Energy Inc.	Xcel Energy Services Inc.	Administrative support; mgmt services	491	10,773	23	11,287
NRG Thermal Services Inc.	Xcel Energy Services Inc.	Administrative support; mgmt services	3	—	—	3
Energy Masters International	Xcel Energy Services Inc.	Administrative support; mgmt services	275	1,615	34	1,924
Ultra Power Technologies Inc.	Xcel Energy Services Inc.	Administrative support; mgmt services	58	11	—	69
Viking Gas Transmission Co.	Xcel Energy Services Inc.	Administrative support; mgmt services	334	529	—	863

Item 4.—SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:	(in thousands)
Total consolidated capitalization as of March 31, 2001	$15,083,392		Line 1
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)	2,262,509		Line 2
Greater of $50 million or line 2		$2,262,509	Line 3
Total current aggregate investment:
(categorized by major line of energy-related business)
Energy management services (Category I)	89,112
Compressed natural gas services (Category III)	101
Brokering/Marketing services (Category V)	10,000
Utility engineering/construction services (Category VII)	6,330
Developing/Ownership QF's (Category VIII)*	785,379

Total current aggregate investment		890,922	Line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)		$1,371,587	Line 5
Investments in gas-related companies:	(in thousands)
Total current aggregate investment:
(categorized by major line of gas-related business)
Section 2(a) gas-related activities (Category I)	27,675

Total current aggregate investment		27,675

*
Includes $781.9 million of aggregated investment by Xcel Energy in NRG Energy

Item 5.—OTHER INVESTMENTS (in thousands)

Major Line of Energy-Related Business (a)	Other Investment in Last U-9C-3 Report	Other Investment in This U-9C-3 Report	Reason for Difference in Other Investment
Brokering/Marketing services	27,199	$27,199
Engineering and related services	11,463	11,463
Developing/Ownership QF's	85,713	85,713

(a)
Investments for these reporting companies, prior to March 23, 1997, were excluded from aggregate investments in Items 4. These reporting companies' investments were subsidiaries, directly or indirectly, of Xcel Energy Inc.

Item 6.—FINANCIAL STATEMENTS AND EXHIBITS

    A. Financial Statements:

Exhibit A-1	Financial statements of Cadence Network Inc. for the quarter ended March 31, 2001—filed under confidential treatment pursuant to Rule 104(b).
Exhibit A-2	Consolidated financial statements of the Planergy International Inc. and subsidiaries for the quarter ended March 31, 2001—filed under confidential treatment pursuant to Rule 104(b).
Exhibit A-3	Financial statements of Quixx Linden LP for the quarter ended March 31, 2001—filed under confidential treatment pursuant to Rule 104(b).
Exhibit A-4	Confidential financial statements of Utility Engineering Corporation and subsidiaries for the quarter ended March 31, 2001—filed under confidential treatment pursuant to Rule 104(b).
Exhibit A-5	Financial statements of Natural Station Equipment LLC for the quarter ended March 31, 2001—filed under confidential treatment pursuant to Rule 104(b).
Exhibit A-6	Consolidated financial statements of e prime Inc. and subsidiaries for the quarter ended March 31, 2001—filed under confidential treatment pursuant to Rule 104(b).
Exhibit A-7	Financial statements of Johnstown Cogeneration Company LLC for the quarter ended March 31, 2001—filed under confidential treatment pursuant to Rule 104(b).
Exhibit A-8	Financial statements of Nuclear Management Company for the quarter ended March 31, 2001—filed under confidential treatment pursuant to Rule 104(b).
Exhibit A-9	Financial statements of Ultra Power Technologies for the quarter ended March 31, 2001—filed under confidential treatment pursuant to Rule 104(b).
Exhibit A-10	Financial statements of Viking Gas Transmission Company for the quarter ended March 31, 2001—filed under confidential treatment pursuant to Rule 104(b).
Exhibit A-11	Consolidated financial statements of NEO Corporation and subsidiaries for the quarter ended March 31, 2001—filed under confidential treatment pursuant to Rule 104(b).
Exhibit A-12	Consolidated financial statements of NRG Thermal Corporation and subsidiaries for the quarter ended March 31, 2001—filed under confidential treatment pursuant to Rule 104(b).
Exhibit A-13	Consolidated financial statements of NRG Power Marketing Inc. and subsidiaries for the quarter ended March 31, 2001—filed under confidential treatment pursuant to Rule 104(b).
Exhibit A-14	Consolidated financial statements of O'Brien Cogeneration Inc. II and subsidiaries for the quarter ended March 31, 2001—filed under confidential treatment pursuant to Rule 104(b).
Exhibit A-15	Consolidated financial statements of Graystone Corporation and subsidiaries for the quarter ended March 31, 2001—filed under confidential treatment pursuant to Rule 104(b).
Exhibit A-16	Consolidated financial statements of NRG Cadillac Inc. and subsidiaries for the quarter ended March 31, 2001—filed under confidential treatment pursuant to Rule 104(b).
Exhibit A-17	Consolidated financial statements of NRG PacGen Inc. and subsidiaries for the quarter ended March 31, 2001—filed under confidential treatment pursuant to Rule 104(b).

SIGNATURE

    The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

Xcel Energy Inc.
	By	/s/ DAVID E. RIPKA David E. Ripka Vice President and Controller
May 30, 2001

With the above signature, I also certify that the corresponding report on Form U-9C-3 for the first quarter of 2001 was filed with Xcel Energy Inc.'s interested state commissions whose names and addresses are listed below.

Public Utilities Commission of the State of Colorado 1580 Logan Street Denver, CO 80203	South Dakota Public Utilities Commission 500 E. Capital Ave. Pierre, SD 57501
Public Service Commission of Wyoming Hansen Building, Suite 300 2515 Warren Avenue Cheyenne, WY 82002	Public Service Commission of Wisconsin 610 North Whitney Way Madison, WI 53707
Public Utility Commission of Texas 1701 N. Congress Avenue Austin, Texas 78711	Michigan Public Service Commission 6545 Mercantile Way, Suite 7 Lansing, MI 48911
New Mexico Public Regulation Commission 224 E. Palace Avenue Santa Fe, NM 87503	Arizona Corporation Commission 1200 West Washington Phoenix, AZ 85007
Kansas Corporation Commission 1500 SW Arrowhead Road Topeka, KS 66604
Oklahoma Corporation Commission 2101 N. Lincoln Blvd., Suite 130 Oklahoma City, OK 73105
Minnesota Public Utilities Commission 121 E. 7th Place, Suite 350 St. Paul, MN 55101
North Dakota Public Service Commission 600 East Blvd Bismarck, ND 58505

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XCEL ENERGY INC. FORM U-9C-3 For the Quarter Ended March 31, 2001
Table of Contents
Narrative Description of Activities for Reporting Period
SIGNATURE